February 4, 2010

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20004

Re:                               MTR Gaming Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 12, 2010

File No. 333-163018

And Amendment No. 2 to Form S-4

Amendment No. 1 to Registration Statement on Form S-3

Filed January 12, 2010

File No. 333-163146

And Amendment No. 2 to Form S-3

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 16, 2009

File No. 000-20508

Form 10-K/A for Fiscal Year Ended December 31, 2008

Filed April 30, 2009

File No. 000-20508

Ladies and Gentlemen:

On behalf of our client, MTR Gaming Group, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 21, 2010 with respect to the above-referenced filings. The Company has filed with the Commission on this date its Amendment No. 2 to the above-referenced Form S-3, Amendment No. 2 to the above-referenced Form S-4, and it’s Amendment No. 2 on Form 10-K/A to its Form 10-K for the fiscal year ended December 31, 2008, which reflect the Company’s responses to the Staff’s comments. A marked copy of each Amendment No. 2 to the S-3 and S-4, respectively, has also been provided via Edgar showing changes to Amendment No. 1 to the Form S-3 and Amendment No. 1 to the Form S-4. Please let us know if you would like us to deliver courtesy paper versions of these documents to your offices.

For convenient reference, each staff comment is reprinted in italics, numbered to correspond with the comment paragraph numbers in your January 21, 2010 comment letter, and is followed by the corresponding response of the Company. Where applicable, the Company has provided the revisions it proposes to make in future filings in response to the Staff’s comments. All page references, unless otherwise indicated, are to pages included in Amendment No. 2 to the Company’s Form S-4.

Registration Statement on Form S-4

General

Comment

1.              Please revise all statements within the S-4 concerning the subsidiary guarantors to reflect that the notes will be fully and unconditionally guaranteed. In this regard, we refer to the statements on pages 68 and 69 of the Form S-4 registration statement.

Response

The requested revisions have been made on pages 68 and 69.

Exhibit 99.1

Comment

2.               Delete the language in the letter of transmittal requiring the noteholder to acknowledge or certify that he/she has “read” or “understands” all of the terms of the exchange offer.

Response

The requested revisions have been made on page 3 of the Letter of Transmittal.

Comment

3.              Refer to the first sentence of the second paragraph on page 3. Please revise your letter of transmittal to clarify that if your exchange offer is amended in a manner determined by the Company to constitute a material change, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response

The requested revision has been made on page 3 of the Letter of Transmittal.

Annual Report on Form 10-K for the year ended December 31, 2008

Financial Statements, page F-I

Notes to Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Frequent Players Program, page F-l0

Comment

4.              We refer to your response to our prior comment 32. Please revise the accounting policy footnote in future filings to present a level of detail similar to your response regarding the frequent players program as well as clarifying that starting in June 2008 frequent players at Mountaineer Park and Presque Isle Downs could use points earned under the program at both locations.

Response

The Staff comment is noted and the Company will revise future filings accordingly.

4. Acquisitions and Dispositions of Property, page F-l5.

North Metro Harness Initiative, LLC (d/b/a Running Aces Harness Park), page F-16

Comment

5.               We have reviewed your response to our prior comment 34 but are unable to provide a waiver of the financial statement requirements outlined in Rule 3-09 of Regulation S-X given the significance of your losses from North Metro that were recognized during 2008. Accordingly, please amend your Annual Report on Form 10-K for 2008 to include the required North Metro financial statements for all periods presented. Alternatively, if you are unable to provide these financial statements and wish to pursue a waiver, you may send a separate request for a waiver of this financial statement requirement to Louise Dorsey, Associate Chief Accountant in the Division of Corporation Finance’s Office of the Chief

Accountant. This request should clearly explain the company’s reasons for requesting the waiver of these financial statements.

Response

The Company has amended its Annual Report on Form 10-K for the year ended December 31, 2008 to include the financial statements of North Metro Harness Initiative, LLC for the required periods.

*******

Please contact David R. Hughes, MTR Gaming’s Chief Financial Officer, at 724-933-8122, ext 105, with any questions.

Sincerely,

/s/ Robert L. Ruben
/s/ Edward A. Friedman
Robert L. Ruben
Edward A. Friedman